UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lightning eMotors, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per shares

(Title of Class of Securities)

53228T101

(CUSIP Number)

November 11, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

CUSIP No. 53228T101	Schedule 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Rosella Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,571,903[1]
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 7,571,903[1]
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,571,903[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.955% [2]
12.	TYPE OF REPORTING PERSON (see instructions)

[1]	Represents 7,571,903 shares of Lightning eMotors, Inc. Common Stock held directly by Rosella Holdings Limited.
[2]

The percentage of the shares of Common Stock beneficially owned is based on 76,060,822 shares of Common Stock outstanding as of November 1, 2022, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2022.

CUSIP No. 53228T101	Schedule 13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS International Company Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 7,571,903[1]
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 7,571,903[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,571,903[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.955% [2]
12.	TYPE OF REPORTING PERSON (see instructions)

[1]

Represents 7,571,903 shares of Lightning eMotors, Inc. Common Stock held directly by Rosella Holdings Limited. International Company Management Limited may be deemed to have or share beneficial ownership of the Common Stock held directly by Rosella Holdings Limited. International Company Management Limited disclaims such beneficial ownership.

[2]

The percentage of the shares of Common Stock beneficially owned is based on 76,060,822 shares of Common Stock outstanding as of November 1, 2022, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2022.

CUSIP No: 53228T101	Schedule 13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Portman Welbeck Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 7,571,903[1]
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 7,571,903[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,571,903[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.955%[2]
12.	TYPE OF REPORTING PERSON (see instructions)

[1]

Represents 7,571,903 shares of Lightning eMotors, Inc. Common Stock held directly by Rosella Holdings Limited. Portman Welbeck Limited may be deemed to have or share beneficial ownership of the Common Stock held directly by Rosella Holdings Limited. Portman Welbeck Limited disclaims such beneficial ownership.

[2]

The percentage of the shares of Common Stock beneficially owned is based on 76,060,822 shares of Common Stock outstanding as of November 1, 2022, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2022.

CUSIP No. 53228T101	Schedule 13G	Page 5 of 6 Pages

Explanatory Note*

This Amendment No. 1 (the “Amendment No. 1”), being filed by Rosella Holdings Limited, International Company Management Limited and Portman Welbeck Limited, (the “Reporting Persons”) amends the Schedule 13G initially filed on May 14, 2021 (the “Schedule 13G”). The information stated in this Amendment No. 1 amends the information disclosed under the corresponding entries in the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 1 to report that, following the disposal of Common Stock, par value $0.0001 per share (the “Common Stock”), of Lightning eMotors, Inc., a Delaware corporation (the “Issuer”) since June 9, 2022, (last disposal on November 11, 2022 of 1,300,000 shares of Common Stock) the Reporting Persons’ beneficial interest in the Issuer has fallen from 15.3% to 9.955%.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of November 11, 2022, Rosella Holdings Limited may be deemed to be the beneficial owner of 7,571,903 shares of the Issuer’s Common Stock. As of November 11, 2022, International Company Management Limited (“ICML”) and Portman Welbeck Limited (“PWL”) may be deemed to have or share beneficial ownership of the Common Stock held by Rosella Holdings Limited, but each disclaims beneficial ownership of such Common Stock.

(b)	Percent of class:

As of November 11, 2022, Rosella Holdings Limited may be deemed to be the beneficial owner of approximately 9.955% of the Issuer’s Common Stock based on 76,060,822 shares of Common Stock outstanding as of November 1, 2022, which is based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2022.

(c)	Number of shares of Common Stock as to which Rosella Holdings Limited has:

(i)	Sole power to vote or to direct the vote:	7,571,903
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	7,571,903
(iv)	Shared power to dispose or to direct the disposition of:	0

Number of shares of Common Stock as to which each of ICML and PWL has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	7,571,903
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	7,571,903

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 53228T101	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2022

By:	Rosella Holdings Limited

/s/ Alasdair Cross & /s/ Alison Wyser
(Signature)
Alasdair Cross & Alison Wyser directors of Portman Welbeck Limited, director of Rosella Holdings Limited
(Name/Title)

By:	Portman Welbeck Limited

/s/ Alasdair Cross & /s/ Alison Wyser
(Signature)
Alasdair Cross & Alison Wyser, Directors
(Name/Title)

By:	International Company Management Limited

/s/ Alasdair Cross & /s/ Alison Wyser
(Signature)
Alasdair Cross & Alison Wyser, Directors
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).